FOR IMMEDIATE RELEASE	October 9, 2008

Drilling Commences at Atna’s Clover Project

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN) has been informed by Yamana Gold Inc. (TSX:YRI) (NYSE:AUY) that it has commenced a second round of drilling on Atna’s Clover project in Elko County, Nevada. Yamana’s program at the Clover project will include up to 10 reverse circulation rotary drill holes (8,000 to 9,000 feet) to follow-up the encouraging gold and silver results intersected in the 2007 drilling. In 2007, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 ounce per ton (“opt”) gold and 0.54 opt silver (hole CV006)
•	25 feet grading 0.03 opt gold and 7.97 opt silver (hole CV007)

The current program will focus on expansion of this zone and test new target areas on the property.

The Clover project is a low-sulphidation, vein-hosted, epithermal gold prospect located adjacent to the Midas Trough within the Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine, which is in a similar package of volcanic rocks adjacent to the Midas Trough 10 miles further east. Additional targets to be tested on the property include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade gold bearing float located one to 1.5 miles north of the Yamana drilling done in 2007.

Yamana may earn a 51 percent interest in the Clover property by incurring exploration expenditures of US$3,300,000 and making payments to Atna totaling $635,000 before June 19, 2010. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting in its initial 51 percent interest in the project.

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

Atna is an emerging gold producer with mine development currently underway at its Briggs Mine in Inyo County, California, and is in the advanced stages of mine permitting at the Reward project in Nye County, Nevada. Additionally, Atna holds a 70 percent interest in the Pinson Mine project in Humboldt County, Nevada where Barrick Gold is investing $30 million to earn an additional 40 percent interest.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the timing of placing the Briggs Mine into operation, permitting of the Reward Project and Barrick Gold earning its earn-in at the Pinson Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:
Valerie Kimball, Investor Relations - (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and COO - (303) 278-8464
www.atna.com